

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Martin Mucci, President and Chief Executive Officer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

    Re: Paychex, Inc.
             Form 10-K for the Fiscal Year Ended May 31, 2010
             Definitive Proxy Statement on Schedule 14A
             File No. 000-11330

Dear Mr. Mucci:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Pamela Long
                    Assistant Director